LAKELAND INDUSTRIES, INC.

3555 Veterans Memorial Highway, Suite C

Ronkonkoma, NY 11779

April 7, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laurie Abbott

Re:	Lakeland Industries, Inc.

Registration Statement on Form S-3

Filed March 24, 2017

Pre-Effective Amendment No. 1 to Form S-3

Filed April 6, 2017

File No. 333-216943

Request for Acceleration of Effectiveness

Dear Ms. Abbott:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, Lakeland Industries, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”) to Tuesday, April 11, 2017, at 4:00 p.m., New York City time, or as soon as practicable thereafter. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate telephone notice of effectiveness of the Registration Statement to the Company’s counsel, Gary T. Moomjian, Esq. at (516) 937-5900.

Very truly yours,
LAKELAND INDUSTRIES, INC.

By:	/s/ Christopher J. Ryan
Name:	Christopher J. Ryan
Title:	Chief Executive Officer & President

cc:	Gary T. Moomjian